SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ☒                Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      ☐                No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2009

List of Exhibits:

1. News Release entitled, “CNH Teams Up with TISCO To Rapidly Expand Gold ValueTM Parts Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 15, 2009

FOR IMMEDIATE RELEASE

For more information contact:

Kris Harper, CNH Parts & Service

Kris.harper@cnh.com

(262) 636-6294

CNH Teams Up with TISCO

To Rapidly Expand Gold Value™ Parts Offering

RACINE, Wis., — (Oct. 14, 2009) – CNH Global N.V. (NYSE: CNH) today announced a Memorandum of Understanding with independent parts distributor TISCO of Roseville, Minn., that calls for TISCO to supply parts for the Gold Value™ line of CNH Original Parts. This arrangement is subject to finalization of a Supply Agreement between CNH and TISCO.

Gold Value parts are manufactured specifically for customers who are seeking a lower-cost alternative part for their heritage equipment, along with the expertise of the Original Equipment Manufacturer (OEM) and its dealer network. By teaming up with TISCO, CNH can move forward quickly with its plans to add more equipment brands and parts to the Gold Value line in 2010 and beyond.

“Our customers want options and savings, and Gold Value provides both,” said Eric Bippus, Vice President of Sales and Marketing for CNH Parts & Service in North America. “This planned supplier arrangement enables us to quickly expand our heritage parts line and capture TISCO’s 70 plus years of expertise and knowledge, so we can give our customers more options than ever before.”

Gold Value parts are exclusively sold, serviced and supported by the agricultural and construction equipment dealerships in the U.S. and Canada that represent the CNH family of brands—Case IH, Case Construction, New Holland Agriculture, New Holland Construction and Kobelco. “Our goal is to have our dealerships become a convenient, one-stop shop for all of our customers’ equipment needs,” Bippus added.

CNH offers one of the industry’s broadest lines of replacement parts, combining superior quality with competitive pricing and expert technical support. The Gold Value line currently covers common repair parts for Ford, International Harvester, David Brown, Fiat, and Hesston equipment, and offers several important advantages for customers, such as:

•	Competitively priced parts offered through the original equipment source

•	After-sales service of a machine through its entire life cycle

•	The right parts and kits precisely tailored for key repair jobs

•	Quality and superior value

•	Full 12-month parts warranty

(more)

“All of us at TISCO are pleased and excited to join CNH in advancing its Gold Value heritage parts offering,” said Bill Stuckert, TISCO’s Vice President and General Manager. “This opportunity leverages the expertise and capabilities of both companies. Together, we will dramatically improve customer service and expand our product offerings well beyond what we could aspire to individually.”

About CNH

CNH is a world leader in the agricultural and construction equipment businesses. Supported by about 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

About TISCO

TISCO has been a trusted distributor of quality tractor parts as well as combine, agricultural implement, and light industrial replacement parts for over 70 years. The company services a wide family of North American dealers with the industry’s largest company sales force, expert technical support, and world-class operations. More information about TISCO can be found online at:

http://www.tiscoparts.com.

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